March 30, 2009
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance, Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MoneyGram International, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 12, 2009 File No. 001-31950
Dear Ms. Jacobs,
On behalf of MoneyGram International, Inc. (the “Company”), this letter is in response to your comment letter dated March 20, 2009 with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. Additionally, we have enclosed a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Proposal 1: Amendment to Amended and Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock, page 3
1.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction favored by a majority of the independent stockholders that would provide an above-market premium.
Response:
The Company has provided additional disclosure under Proposal 1 in response to the Staff’s comment.
Proposal 2: Amendment to Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split at the Discretion of Our Board of Directors, page 5
2.	It appears that you are proposing that your shareholders approve a grant of authority to your board of directors to implement a reverse stock split without specifying the ratio or range that is being considered for the stock split. As a reverse split could result in an effective increase in the number of authorized shares, please provide your analysis as to whether your proposal is consistent with Item 11 of Schedule 14A, which requires that an issuer disclose in its proxy statement the amount of securities to be authorized. Also, tell us how the procedures you propose to follow in amending and filing the certificate of incorporation conform to the statutory requirements of Section 242(b) of the Delaware General Corporation Law. Specifically, explain to us whether it is permissible under Delaware law for shareholders to approve a resolution delegating to management the discretion to implement a reverse split of an unspecified ratio. Finally, expand your disclosure to describe the factors that the board of directors will consider in setting the ratio for a reverse stock split and the period of time for which the authority to implement a reverse stock split would be granted, or advise.
Response:
The Company has revised its disclosure for Proposal 2 to include the specific range of conversion ratios for the reverse stock split, the resulting change in the number of authorized shares, the factors that the board of directors will consider in setting the ratio for the reverse stock split and the period of time for which the authority to implement the reverse stock split would be granted.
3.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the Financial Industry Regulatory Authority (FINRA) or the New York Stock Exchange, as applicable.
Response:
The Company will consult Rule 10b-17 in connection with the process of implementing any reverse stock split in connection with Proposal 2.
Proposal 4: Amendment to Amended and Restated Certificate of Incorporation to Declassify Our Board of Directors, page 10
4.	We note that you propose to declassify the board in a manner that would affect the unexpired terms of some of the directors previously elected. Please provide us with your analysis as to whether your proposal is consistent with the statutory provisions of Delaware law and your certificate of incorporation regarding the removal of directors. Specifically, please address whether your proposal could result in the removal of certain of your directors other than for cause, and, if so, how this is consistent with Section 141(k) of the Delaware General Corporation Law.
Response:
The Company has provided additional disclosure under Proposal 4 clarifying that the three directors with terms extending beyond the 2009 Annual Meeting of Stockholders have agreed to resign in the event that Proposal 4 is approved. As a result of such resignations, no director would be removed from office in a manner inconsistent with Section 141(k) of the Delaware General Corporation Law.

Proposal 5: Amendments to the MoneyGram International, Inc. 2005 Omnibus Incentive Plan, page 12
5.	It appears that you are proposing six amendments to your 2005 Omnibus Incentive Plan, yet you discuss the purpose for only the first two proposed amendments. Please revise your disclosure to include a discussion of the reasons for as well as the effects of the remaining four proposed amendments. We note further that it appears you have not provided the disclosure required by Item 10(b)(2) of Schedule 14A with respect to options under the plan. Please advise.
Response:
The Company has added the following disclosure under Proposal 5:
“The definition of fair market value is being amended to bring the 2005 incentive plan in line with the proxy reporting standard adopted by the SEC. The definition of “change in control” is being added to clarify the meaning of that term as it applies to awards granted under the 2005 incentive plan. The amendments to the 2005 incentive plan relating to Section 409A of the Code are intended to eliminate potential negative consequences of not complying with Section 409A. The revision to the 2005 incentive plan to permit the use of unsigned, electronic award agreements reflects the increased availability and use of electronic and paperless media for the grant of stock-based awards. These amendments are not expected to have a significant effect on the 2005 incentive plan.”
Additionally, the Company has added the following disclosure to footnote 1 to the Historical Awards Under the 2005 Incentive Plan table in Proposal 5, which provides a cross-reference to the appropriate disclosure regarding the option grant to Ms. Patsley required by Item 10(b)(2) of Schedule 14A:
“For a description of the material terms of the option to purchase 4.7 million shares of our common stock granted to Ms. Patsley, see “Compensation Discussion and Analysis — 2009 Compensation Decisions — Executive Chairman” in this proxy statement.”

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosures. If you have any questions, please call me directly at 952-591-3850.

Sincerely,
/s/ Teresa H. Johnson
Teresa H. Johnson
Executive Vice President, General Counsel and Secretary